July 1, 2024

Steven Cabouli
Chief Executive Officer and Chief Financial Officer iWallet Corp
401 Ryland St., Ste. 200A
Reno, NV 89502

       Re: iWallet Corp
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed March 15, 2024
           File No. 000-56347
Dear Steven Cabouli:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 8. Financial Statements, page 12

1. Please amend your Form 10-K to also include the audit report of Pinnacle Accountancy
       Group of Utah (a dba of Heaton & Company, PLLC) covering your audited financial statements as of and for the year ended December 31, 2022. Refer to Rule 8-02 of
       Regulation S-X that requires audited financial statements for last two fiscal years in your filing. Please file a full amendment to your Form 10-K that includes
Item 8 - Financial
       Statements in its entirety, including both audit reports, and provide all required officer certifications.

Item 9. Changes in and Disagreements with Accountants on Accounting and
Financial
Disclosure, page 13

2. We note that you changed auditors from Pinnacle Accountancy Group of Utah (a dba of
       Heaton & Company, PLLC) to Victor Mokuolu, CPA PLLC for the fiscal year ended
 July 1, 2024
Page 2

       December 31, 2023. Please file an Item 4.01 Form 8-K to report this change in auditors pursuant to Item 304 of Regulation S-K. Note that as outlined in General
       Instruction B to Form 8-K you were required to report such a change within four business days after occurrence of the event.

Item 9A. Controls and Procedures, page 13

3. Please amend the filing to correctly include management's conclusion on your disclosure controls and procedures as of December 31, 2023. Your current disclosure incorrectly provides management's conclusion as of December 31, 2022. Please include all required officer certifications with your full amendment.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Beverly Singleton at 202-551-3328 or Martin James at 202-551-3671 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing